AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 29, 2020

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

ISSUER TENDER OFFER STATEMENT

(PURSUANT TO SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934)

ADAMS NATURAL RESOURCES FUND, INC.

(Name of Subject Company)

ADAMS NATURAL RESOURCES FUND, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

00548F105

(CUSIP Number of Class of Securities)

Janis F. Kerns

General Counsel, Corporate Secretary and Chief Compliance Officer
Adams Natural Resources Fund, Inc.
500 East Pratt Street, Suite 1300
Baltimore, Maryland 21202

(410) 752-5900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Filing Person(s))

COPY TO:

Michael D. Mabry

Stradley Ronon Stevens & Young, LLP

2600 One Commerce Square

Philadelphia, Pennsylvania 19103

(215) 564-8000

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE
Not applicable	Not applicable

This filing relates solely to preliminary communications made before the commencement of a tender offer.

* Pursuant to General Instruction D to Schedule TO, no filing fee is required related to communications made before the commencement of a tender offer.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A

Form or Registration No.: N/A

Filing Party: N/A

Date Filed: N/A

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a Tender Offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) to designate the appropriate provision(s) being relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

Item 12. Exhibits

Exhibit No.	Description
99.1	Press Release issued by the Fund on July 29, 2020, filed herewith.

IMPORTANT INFORMATION

This Schedule TO-C is neither an offer to purchase nor a solicitation of an offer to sell shares of Adams Natural Resources Fund, Inc. (“PEO,” or “Fund”). PEO has not commenced the tender offer for its shares described in this communication.

Upon commencement of the tender offer, PEO will file with the SEC a tender offer statement on Schedule TO and related exhibits, including the offer to purchase, letter of transmittal, and other related documents. Shareholders should read the offer to purchase and tender offer statement on Schedule TO and related exhibits when such documents are filed and become available, as they will contain important information about the tender offer.

Shareholders can obtain these documents free of charge when they are filed and become available from the SEC’s website at www.sec.gov, or on the Fund’s website: adamsfunds.com.